Exhibit 99.2

Computation of Consolidated Ratio of Earnings

($ in million)	IFRS
	Q3, 2023	2022	2021	2020	2019	2018

Excluding interest on deposits

Earnings
Income from continuing operations before income taxes	8,231	12,932	12,826	8,396	11,270	11,106
less: gain from investees	135	268	339	242	650	559

	8,096	12,664	12,487	8,154	10,620	10,547

Fixed charges	2,176	2,649	1,560	1,661	1,894	1,475

Earnings	10,272	15,313	14,047	9,815	12,514	12,022

Fixed charges
Interest expense	2,176	2,649	1,560	1,661	1,736	1,332
Estimate of the interest within rental expense	—	—	—	—	158	143

Fixed charges	2,176	2,649	1,560	1,661	1,894	1,475

Preference security dividend requirements(1)	415	330	300	240	233	238

Fixed charges and preferred dividends	2,591	2,979	1,860	1,901	2,127	1,713

Ratio of earnings to fixed charges	4.72	5.78	9.00	5.91	6.61	8.15

Ratio of earnings to combined fixed charges and preferred dividends	3.96	5.14	7.55	5.16	5.88	7.02

Including interest on deposits
Earnings
Income from continuing operations before income taxes	8,231	12,932	12,826	8,396	11,270	11,106
less: gain from investees	135	268	339	242	650	559

	8,096	12,664	12,487	8,154	10,620	10,547

Fixed charges	28,100	15,443	8,025	12,392	15,765	12,019

Earnings	36,196	28,107	20,512	20,546	26,385	22,566

Fixed charges
Interest expense	28,100	15,443	8,025	12,392	15,607	11,876
Estimate of the interest within rental expense	—	—	—	—	158	143

Fixed charges	28,100	15,443	8,025	12,392	15,765	12,019

Preference security dividend requirements(1)	415	330	300	240	233	238

Fixed charges and preferred dividends	28,515	15,773	8,325	12,632	15,998	12,257

Ratio of earnings to fixed charges	1.29	1.82	2.56	1.66	1.67	1.88

Ratio of earnings to combined fixed charges and preferred dividends	1.27	1.78	2.46	1.63	1.65	1.84

Note (1)	Preference security dividend requirements include the amount of pre-tax earnings that is required to pay the dividends on outstanding preferred shares and other equity instruments.